Dillard's, Inc.
2000 Annual Report

buying smart



selling smarter

buying smart

Improving value through
strategic inventory management.

selling smarter



MT 3
ID 1
WY 1
NV 4
UT 4
CA 2
CO 11
NE 4
IA 3
IL 2
IN 3
OH 24
KS 9
MO 16
KY 11
VA 11
AZ 13
NM 6
OK 14
AR 7
TN 18
NC 13
SC 9
MS 6
AL 12
GA 9
TX 61
LA 15
FL 45

In 2000, Dillard's opened new stores in the following locations, for a total of 337 stores in 29 states:

Palm Beach Mall (W. Palm Beach, FL); La Plaza Mall* (McAllen, TX); Sunrise Mall* (Brownsville, TX); FlatIron Crossing (Broomfield, CO); North Plains Mall (Clovis, NM); Quintard Mall (Oxford, AL); Aiken Mall* (Aiken, SC)

*Replacement store

Table of Contents

Selected Financial Highlights

(dollars in thousands, except per share amounts)	2000*	1999	1998	1997	1996
Income Statement Data:					
Net sales	$8,566,560	$8,676,711	$7,762,778	$6,610,064	$6,199,247
Income before extraordinary item and accounting change	96,830	163,729	135,259	258,325	238,621
Extraordinary gain, net of taxes	27,311	–	–	–	–
Cumulative effect of accounting change, net of taxes	(129,991)[1]	–	–	–	–
Net income (loss)	(5,850)	163,729	135,259	258,325	238,621
Diluted earnings per common share:					
Income before extraordinary item and accounting change	1.06	1.55	1.26	2.31	2.09
Extraordinary gain	.30	–	–	–	–
Cumulative effect of accounting change	(1.42)	–	–	–	–
Net income (loss)	(.06)	1.55	1.26	2.31	2.09
Balance Sheet Data:					
Current assets	$2,842,948	$3,423,725	$3,450,249	$3,000,494	$2,763,048
Current liabilities	876,697	810,594	1,013,480	1,098,850	894,746
Long-term debt	2,374,124	2,894,616	3,002,595	1,365,716	1,173,018
Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures	531,579	531,579	531,579	–	–
Stockholders' equity	2,629,820	2,832,834	2,841,522	2,807,938	2,717,178
Operational Data:					
Number of stores	337	342	335	270	250
Number of employees	58,796	61,824	54,921	44,616	43,470
Gross square footage (in thousands)	56,500	57,000	55,000	43,300	40,000

*53 Weeks

(1) During fiscal 2000, the Company changed its method of accounting for inventories under the retail method. See Management's Discussion and Analysis of Financial Condition and Results of Operations.



Net Sales
(in millions)



Total Assets
(in millions)



Stockholders' Equity
(in millions)

letter to our shareholders

Among the most prominent indicators of an organization's strength is its capacity — and willingness — to change. By design, fiscal year 2000 at Dillard's, Inc. was underscored by enormous change. Amid the dynamic and demanding retail environment of 2000, your Company boldly stepped forward and forcefully executed our financial and merchandising strategies.

Our financial strategy, communicated early in the year, centered on a firm resolve to rationalize our asset base – reducing inventory and under-performing and non-strategic assets, and freeing capital for balanced reinvesting in debt reduction and share repurchases. We've made tremendous progress and are extremely pleased with our accomplishments in strengthening our financial position.

Through disciplined inventory management, we successfully reduced our comparable store inventory by 13 percent (before the accounting change) by year-end. We also closed nine under-performing stores and sold other non-strategic facilities and assets. Utilizing this available working capital, we retired $420 million of debt and repurchased $184 million of our Class A Common Stock, dramatically decreasing our shares outstanding from 99 million to 85 million shares.

If our progress began and ended on the balance sheet, we could congratulate ourselves and move on. But the true measure of our success begins and ends with the Dillard's customer. And during fiscal 2000, we crafted an aggressive merchandising strategy aimed at revamping our approach to buying and merchandising and delivering a better merchandise selection at more competitive prices.

By design, fiscal year 2000 at Dillard's, Inc. was underscored by enormous change.

With major initiatives like our Product-First Buying Philosophy and our commitment to further develop our private Dillard's brands, we're taking control of our own destiny with a new sense of purpose and resolve. Focusing first and foremost on the product enables us to provide our customers with the merchandise they desire from the best sources possible. Our private brands provide customers with a tremendous opportunity for maximum value for the price. Based on the encouraging improvement in customer response and financial performance of our private brands over the past few quarters, we plan to continue developing these brands.

As part of our merchandising strategy, we made the tough decision in the fall of 2000 to greatly accelerate the cadence of our markdown of inventory. Although costly in the short term, we believe this definitive response to today's highly competitive retail environment will deliver long-term benefits for our Company.

The retail business was extremely challenging in fiscal 2000, and we expect those challenges to continue throughout 2001. External factors affecting our industry and our customers' confidence are beyond our control. Instead, we will concentrate our energy and efforts on what we can control — a continued focus on improving our financial position and executing our merchandising strategy. With the ongoing support of our shareholders and the enthusiasm of our associates, we remain highly optimistic about the future of Dillard's.

We will focus on improving our financial position and executing our merchandising strategy.

WILLIAM DILLARD, II
Chief Executive Officer

ALEX DILLARD
President



The most basic rule of selling is – find out what your customers want, and give it to them. Contained in that simple truth is the key to success in the retail business, regardless of the product or the market.

Traditionally, Dillard's has prided itself on providing our shoppers with a breadth of selection unmatched in our industry. We relied on our branded vendors to provide broad assortments of merchandise so that each customer could be certain of finding their desired product in their preferred brand. This approach was right for the times — when brand names were key and brand loyalty drove our customers' purchasing decisions, often above all other considerations.

the smart buy

Identifying the merchandise
customers want and stocking
only the best products

Times and tastes have changed. Today, our customers base their purchasing decisions on the quality and price of the product, rather than the name on the product.

This shift in customer preference has meant changes at Dillard's, as well. Our buying professionals now are asking, "What do we need?" rather than "Who do we need?" This merchandising initiative – our Product-First Buying Philosophy – focuses first and foremost on the product. We're making the best possible product selection from a variety of merchandise sources, both branded and private brand, and simplifying the shopping experience for our customers. The result is a better selection of merchandise with less duplication of style among lines.

This new buying and merchandising approach supports our strategy to reduce our investment in inventory. More importantly, it means we're actively asking our customers what they want and acting on their answers. The Product-First Buying Philosophy is driving our focus — so that what THEY want is what WE want.



When the Dillard's buyers got to market,
they noticed that every designer had similar
pairs of khaki pants in their spring line.

And they thought, "Why stock nine pairs of similar
khaki pants, when we could buy only the best pairs, and
not have as many left over at the end of the season?"



After all, how many pairs of
khaki pants does one store need?

With our private-brand merchandise,
the customer gets a better value for their
money, and we earn a higher profit.

Why not expand those brands?









Children's Wear	Home	Men's Wear	Women's Wear
Class Club	The Main Ingredients	Roundtree and Yorke	Preston & York
Copper Key	Noble Excellence	Daniel Cremieux	Westbound
Starting Out	Nobility	Murano	Bechamel
			Cabernet
			Allison Daley



the smart value

Expanding on the proven success of our private brands

Our core Dillard's customer has come to expect the finest quality merchandise at exceptional value, always — and we consistently deliver on that expectation. During 2000, a growing number of our shoppers experienced the superior price/value advantage of Dillard's private brands. From wardrobe basics to the latest fashion-forward collections to home furnishings, our customers enjoyed a broad range of attractive choices under the Dillard's private-brand names — Preston & York, Bechamel, Daniel Cremieux, Roundtree and Yorke, The Main Ingredients and many more.

Customer response has been overwhelmingly positive. In many cases, our Dillard's shoppers preferred our private-brand selections over name-brand merchandise. This steadily growing trend led to marked improvement in sales of private-brand merchandise last year, as well as higher gross profit on these assortments in many areas. To capitalize on this enormous opportunity, we've committed to significantly expanding our private-brand merchandising program. Currently, we're aggressively developing the necessary infrastructure and bringing together the talent, systems and facilities to further develop this strength.

Without question, the continued development of our private brands is a win-win situation. Our customers WIN with maximum value for the price, and we WIN with increased profitability on our private brands.

Early in the fourth quarter of 2000, we dramatically changed our philosophy on markdowns. In response to a changing competitive landscape, Dillard's management made the tough decision to greatly accelerate our timetable for marking down our merchandise. Rather than a one-time reaction to a lackluster sales environment in an attempt to spark sales, this initiative is a major departure from the Company's traditional mindset. As a result, we achieved a better sell-through of fall season merchandise, improved inventory turnover and a more current merchandise mix at year-end.

the smart sell

Revamping our markdown philosophy to move more merchandise

In conjunction with this initiative, we've also upgraded the systems in our stores to enhance our selling and merchandise tracking efforts and to improve the shopping experience for our Dillard's customer. We successfully implemented Project 2000, our far-reaching upgrade of store selling, service and support systems, including a new Proof of Purchase system. Small yellow stickers affixed to merchandise with every sales transaction now allow customers to return merchandise without the sales receipt, while also significantly reducing fraudulent returns.

Also, we're installing smart supply-chain solutions developed by i2 Technologies to track historical customer demand. This technology will help us to make more accurate, timely decisions by SKU and store, and in turn, better match the supply of basic items to their demand. Using this data to forecast and replenish the exact items that are selling in that store means we'll stock MORE of what our customers want and LESS of what they don't.







Markdown Philosophy



Signature Capture



POP Labels



Gift Cards

Shares Outstanding



	1996	1997	1998	1999	2000
115					
110					
105					
100					
95					
90					
85					

Reducing Inventory
(Comparable Store Inventory)



	3Q'99	4Q'99	1Q'00	2Q'00	3Q'00	4Q'00
10%						
5%						
0%						
-5%						
-10%						
-15%						

Debt Level
(In Millions)



	3Q'98	4Q'98	1Q'99	2Q'99	3Q'99	4Q'99	1Q'00	2Q'00	3Q'00	4Q'00
4,200										
4,000										
3,800										
3,600										
3,400										
3,200										
3,000										



Several months ago, we took stock of ourselves — objectively analyzing our strengths, evaluating our weaknesses and exploring our opportunities. Our cash flow was strong, while our Class A Common Stock was undervalued. Our asset base was solid with a store ownership rate of about 75 percent, while some assets were expendable. Our inventory selection and depth led our peers, while that leadership had its drawbacks.

Analysis led to decisive action. We made the decision to reduce our under-performing and non-essential assets — last year we closed nine store locations. We made the decision to significantly reduce our inventory — and our merchandise selection is now cleaner, and our customers now find our stores easier to shop. And we made the decision to direct the cash realized from these efforts into a smart investment — Dillard's.

the smart investment

Analyzing our strengths and capitalizing on our opportunities

In a single year, we reduced our Class A Common Shares outstanding from 99 million shares to 85 million shares, substantially strengthening shareholder value. Our investment in Dillard's, through targeted early debt repayment, also decreased our indebtedness and fortified our balance sheet.

These strategic initiatives were the right thing to do — right for our shareholders, right for our associates and right for our future. We've leveraged our strengths and attacked our weaknesses. We've increased our investment in ourselves and aggressively shaped our own success. Going forward, we will continue these initiatives ... and we will continue to focus on the smartest investment of all — OUR DILLARD'S CUSTOMER.

Table of Selected Financial Data

(dollars in thousands, except share and per share amounts)	2000*	1999	1998	1997	1996
Net sales	$ 8,566,560	$ 8,676,711	$ 7,762,778	$ 6,610,064	$ 6,199,247
Percent increase	-1%	12%	17%	7%	5%
Cost of sales	5,802,147	5,762,431	5,184,132	4,371,603	4,096,427
Percent of sales	67.8%	66.4%	66.8%	66.1%	66.1%
Interest and debt expense	224,323	236,566	196,680	129,237	120,599
Income before taxes	140,860	283,949	219,084	410,035	378,761
Income taxes	44,030	120,220	83,825	151,710	140,140
Income before extraordinary item and accounting change	96,830	163,729	135,259	258,325	238,621
Extraordinary gain	27,311	–	–	–	–
Cumulative effect of accounting change	(129,991)	–	–	–	–
Net income (loss)	(5,850)	163,729	135,259	258,325	238,621
Per Common Share					
Income before extraordinary item and accounting change	1.06	1.55	1.26	2.31	2.09
Extraordinary gain	0.30	–	–	–	–
Cumulative effect of accounting change	(1.42)	–	–	–	–
Net income (loss)	(0.06)	1.55	1.26	2.31	2.09
Dividends	0.16	0.16	0.16	0.16	0.14
Book value	30.94	28.68	26.57	25.70	23.91
Average number of shares outstanding	91,199,184	105,617,503	107,636,260	111,993,814	113,988,633
Accounts receivable	1,011,481	1,137,458	1,230,059	1,186,491	1,154,673
Merchandise inventories	1,616,186	2,047,830	2,157,010	1,784,765	1,556,958
Property and equipment	3,508,331	3,619,191	3,684,629	2,501,492	2,191,933
Total assets	7,199,309	7,918,204	8,172,001	5,591,847	5,059,726
Long-term debt	2,374,124	2,894,616	3,002,595	1,365,716	1,173,018
Capitalized lease obligations	22,453	24,659	27,000	12,205	13,690
Deferred income taxes	638,648	702,467	681,061	314,971	261,094
Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures	531,579	531,579	531,579	–	–
Stockholders' equity	2,629,820	2,832,834	2,841,522	2,807,938	2,717,178
Number of employees – average	58,796	61,824	54,921	44,616	43,470
Gross square footage (in thousands)	56,500	57,000	55,000	43,300	40,000
Number of Stores					
Opened	4	8	5	12	15
Acquired	0	0	65	11	0
Closed	9	1	5	3	3
Total – end of year	337	342	335	270	250

*53 Weeks

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Dillard's, Inc. and Subsidiaries

Acquisition

During fiscal 1998, the Company completed its acquisition (the "Acquisition") of Mercantile Stores Company, Inc. ("Mercantile") for approximately $3 billion in cash. Mercantile was a conventional department store retailer engaged in the general merchandising business, operating 106 department and home fashion stores under 13 different names in a total of 17 states.

The Acquisition was accounted for under the purchase method and, accordingly, the results of operations have been included in the Company's results of operations since August 13, 1998, and the purchase price was allocated to Mercantile's assets and liabilities based on their estimated fair values as of that date. The excess of cost over net assets acquired was approximately $666 million.

In connection with the Acquisition, the Company entered into two separate agreements whereby the Company sold in the aggregate 26 of the acquired stores to Proffitt's, Inc. and The May Department Stores Company. In addition, the Company entered into an agreement with Belk, Inc. to exchange seven of the acquired stores for nine Belk, Inc. stores. The results of operations of the sold or exchanged stores are included in the accompanying statements of operations from the date of acquisition to the date of sale or exchange.

Sales

Sales decreased 1% for the 53-week period ended February 3, 2001 compared to the 52-week period ended January 29, 2000. Sales for the 52-week period ended January 27, 2001 decreased 3% from 1999 on both a total and comparable store basis. Sales declined in all merchandise categories with the exception of cosmetics. The weakest performing merchandise categories were women's and juniors' clothing and home sales which decreased 4%. Sales increases were 12% and 17% for 1999 and 1998, respectively. The sales increase in 1999 is due to a full year of sales generated by stores acquired in the Acquisition as well as incremental revenue

from traditional store openings. Comparable store sales increases were 3% and 1% for 1999 and 1998, respectively. Comparable store sales include sales for those stores which were in operation for a full period in both the current month and the corresponding month for the prior year. Management believes that the majority of the change in sales in comparable stores was attributable to a change in the volume of goods sold rather than a change in the price of goods.

The sales mix for the past three years by category as a percent of total sales has been:

	2000	1999	1998
Cosmetics	13.3%	12.9%	12.7%
Women's and Juniors' Clothing	30.6	30.9	30.9
Children's Clothing	6.7	6.6	6.6
Men's Clothing and Accessories	19.5	19.4	19.8
Shoes, Accessories and Lingerie	20.0	20.0	19.9
Home	9.2	9.3	9.6
Leased and Other	.7	.9	.5
Total	100.0%	100.0%	100.0%

Cost of Sales

Cost of sales as a percentage of sales was 67.8% and 66.4% in 2000 and 1999, respectively. The increase in cost of sales as a percentage of net sales was due to (i) sluggish consumer demand in the broadline retail sector resulting in increased promotional activity to clear seasonal merchandise; (ii) the Company's enhanced markdown strategy to accelerate markdowns and shorten merchandise cycles;(iii) continued non-acceptance of specific lines of branded merchandise; and (iv) continued focus on reducing inventory investment.

During the fall season of 2000, the Company began the implementation of an enhanced markdown strategy that accelerates markdowns and shortens merchandise cycles. Principally due to this initiative, the Company's total markdowns during fiscal 2000 exceeded those of the prior year by approximately $434 million or 5.1% of sales.

Effective January 30, 2000, the Company changed its method of accounting for inventories under the retail inventory method. The change principally relates to the Company's accounting for vendor markdown allowances, from recording these allowances directly as a reduction of cost of sales to recording such allowances as a reduction of inventoriable product cost. Historically, the vendor/retailer arrangement provided for the Company to receive allowances from vendors when gross margin rates fell below stipulated levels. During fiscal 2000, the Company and certain vendors revised the vendor/retailer arrangement whereby the vendors are providing up-front allowances in the form of a fixed percentage discount off of purchases. The Company views the changes in the vendor arrangements as a new purchasing model that will enhance its merchandising decisions. Since the vendor allowances are directly related to purchases, the Company accounts for such fixed discount arrangements as a reduction of inventoriable product cost. As the Company moves toward the new purchasing model, it plans to continue to negotiate up-front discounts with its vendors. As such, the Company is no longer viewing vendor markdown allowances as direct reductions of markdowns, but rather as overall vendor discounts on inventory purchases, along with the up-front product discounts noted above. Accordingly, the Company has changed its accounting method for markdown allowances to record such allowances as a reduction of inventoriable product cost. In addition, and as a result of this change, the Company has also changed its method of accounting for certain retail price adjustments, from recording such price adjustments as a reduction of initial mark-up to recording them as markdowns under the retail inventory method. The Company believes that its change in accounting method will result in improved merchandising and buying decisions. The cumulative effect of the accounting change as of January 30, 2000 was to decrease net income for fiscal year 2000 by $130 million, net of tax, or $1.42 per share. The effect of adopting the new method was to increase both income before extraordinary item and net income for fiscal 2000 in the amount of $30 million ($.33 per share).

Cost of sales as percentage of sales was 66.4% and 66.8% for 1999 and 1998, respectively. Cost of sales for 1998 includes a charge of $39 million resulting from alignment of Mercantile inventories to reflect the Company's merchandising and pricing philosophy. Prior to this charge, cost of sales, as a percent of net sales, would have been 66.3%, for 1998. Additionally, during the fourth quarter of 1998, the Company experienced significant merchandise processing and distribution delays due to systems integration problems during the consolidation of Dillard's and Mercantile distribution systems. The delays resulted in later than planned store receipts and subsequent higher levels of markdowns in the post-holiday selling season.

Expenses

Expenses as a percentage of sales for the past three years were as follows:

	2000	1999	1998
Advertising, selling, administrative and general expenses	25.9%	25.4%	26.7%
Depreciation and amortization	3.5	3.4	3.1
Rentals	.9	.9	.9
Interest and debt expense	2.6	2.7	2.5

Advertising, selling, administrative and general ("SG&A") expenses were 25.9% of sales for fiscal 2000 compared to 25.4% for fiscal 1999. The increase as a percentage of sales for fiscal 2000 is attributable to lower than planned sales levels which negatively impacted the Company's leverage of fixed SG&A costs. In addition, the increase was attributable to higher advertising and services purchased, partially offset by reduced bad debt expenses during fiscal 2000. Depreciation and amortization as a percentage of sales increased slightly during fiscal 2000 principally due to the 3% decline in comparable store sales during the year. Interest and debt expense as a percentage of sales declined during fiscal 2000 as a result of the Company's focus on reducing its outstanding debt levels (see Liquidity and Capital Resources).

SG&A expenses were 25.4% of sales for fiscal 1999 compared to 26.7% in fiscal 1998. Included in fiscal 1998 results were certain business integration and consolidation expenses associated with the integration of Mercantile into the Company. Such expenses included $43 million of severance costs, $26 million of lease rejection costs for facilities closed subsequent to the Acquisition, and $22 million of costs associated with operating Mercantile central office functions for a transitional period. Excluding such charges, SG&A expenses as a percentage of sales were comparable for fiscal 1999 and 1998. Depreciation and amortization expenses as a percentage of sales increased from fiscal 1998 to fiscal 1999 primarily due to the amortization of goodwill resulting from the Acquisition in 1998. The increase in interest and debt expense as a percentage of sales from fiscal 1998 to fiscal 1999 resulted from the additional borrowings incurred in connection with the Acquisition in 1998.

During the fourth quarter of 2000, the Company recorded a pre-tax charge of $51 million for asset impairment and store closing costs. The charge includes a write-down to fair value for certain under-performing properties in the amount of $37 million, and exit costs to close four such properties in the amount of $14 million. The Company does not expect to incur significant additional exit costs upon the closing of these properties in fiscal 2001. During fiscal 1999, the Company recorded a pre-tax asset impairment charge of $70 million related to the write-down to fair value of eight under-performing properties, all of which were closed during fiscal 2000.

Income Taxes

The Company's actual federal and state income tax rate (exclusive of the effect of nondeductible goodwill amortization) was reduced from 37% in fiscal 1999 to 36% in fiscal 2000, as a result of lower effective combined income tax rates. The effect of these reduced rates on the Company's deferred income taxes was to reduce the income tax provision by $16 million in fiscal 2000.

Liquidity and Capital Resources

Net cash flows from operations were $797 million for 2000 and were adequate to fund the Company's operations for the year. During 2000, the Company reduced its level of outstanding debt by $420 million through scheduled debt maturities and repurchases of notes prior to their related maturity dates. Capital expenditures were $226 million for 2000. During 2000, the Company constructed seven new stores (three of which were replacement stores).

During 2000, the Company continued its focus on reducing its inventory levels and improving its inventory turnover. As a result, merchandise inventories decreased by $229 million during 2000. On a comparable store basis, the merchandise inventories decreased by 13%. The Company's accounts receivable decreased 11% from the prior year. The decrease relates to declines of private label credit sales as well as improved collections.

During 2000, the Company repurchased $211 million of its outstanding unsecured notes prior to their related maturity dates. Interest rates on the repurchased securities ranged from 6.1% to 9.5%. Maturity dates ranged from 2003 to 2027. These securities were repurchased at an average yield of 11.4%. The Company also retired $100 million of its 6.08% Reset Put Securities due August 1, 2010 prior to their maturity dates. In connection with these transactions, the Company recorded an extraordinary gain of $27.3 million (net of income taxes of $15.4 million).

In September 1999, the Company announced that the Board of Directors had authorized the implementation of a Class A common share repurchase program of up to $250 million. During the year ended February 3, 2001, the Company repurchased approximately $82 million of Class A Common Stock, representing 5.2 million shares at an average price of $15.80 per share, completing the total purchases authorized under the share repurchase program.

Additionally, in May 2000, the Company announced that the Board of Directors authorized the repurchase of up to $200 million of its Class A Common Stock. During the year ended February 3, 2001, the Company repurchased approximately $102 million of Class A Common Stock, representing 8.7 million shares at an average price of $11.74 per share.

For 2001, the Company plans to construct seven stores totaling 1.38 million square feet and expand three additional stores totaling 202,000 square feet. Capital expenditures are projected to be approximately $225 million for 2001. Maturities of the Company's long-term debt over the next five years are $209 million, $110 million, $155 million, $199 million and $103 million, respectively.

The Company and its wholly owned finance subsidiary, Dillard Investment Company, have a revolving line of credit in the amount of $750 million. The revolving line of credit requires that consolidated stockholders' equity be maintained at $1 billion or more. No funds were borrowed under the revolving line of credit during fiscal 2000. At the end of fiscal 2000, the Company had an outstanding shelf registration for securities in the amount of $750 million.

During fiscal 2001, the Company expects to finance its capital expenditures and its working capital requirements, including required debt repayments and any stock repurchases, from cash flows generated from operations.

Quantitative and Qualitative Disclosures About Market Risk

Expected Maturity Date (fiscal year)								
(dollar amounts in thousands)	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value
Long-term debt	$208,918	$109,913	$154,682	$198,895	$102,967	$1,807,667	$2,583,042	$2,303,879
Average interest rate	6.9%	7.5%	6.4%	6.5%	7.0%	7.1%	7.0%	
Guaranteed Beneficial Interests in the Company's Subordinated Debentures	$ –	$ –	$ –	$ –	$ –	$ 531,579	$ 531,579	$ 462,959
Average interest rate	–%	–%	–%	–%	–%	8.2%	8.2%	

The table above provides information about the Company's obligations that are sensitive to changes in interest rates. The table presents maturities of the Company's long-term debt and Guaranteed Beneficial Interests in the Company's Subordinated Debentures along with the related weighted average interest rates by expected maturity dates.

During the year ended February 3, 2001, the Company repurchased $211.4 million of its outstanding unsecured notes prior to their related maturity dates. Interest rates on the repurchased securities ranged from 6.1% to 9.5%. Maturity dates ranged from 2003 to 2027. The Company also retired $100 million of its 6.08% Reset Put Securities due August 1, 2010 prior to their maturity date.

New Accounting Pronouncements

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. In June 2000, Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133" ("SFAS 138") was issued. SFAS 133 and SFAS 138 address the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Company is required to adopt SFAS 133 and SFAS 138 in the first quarter of 2001. The Company anticipates that the adoption of SFAS 133 and SFAS 138 as of February 4, 2001 will not have a material effect on its financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140, which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides accounting and reporting standards for securitizations and other transfers of assets. The Standard is based on the application of a financial components approach that focuses on control, and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Standard requires disclosure of information about securitized assets, including principal outstanding of securitized and other managed assets, accounting policies, key assumptions related to the determination of the fair value of retained interests, delinquencies and credit losses. These disclosures are included in Note 15. The accounting requirements of the Standard are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and must be applied prospectively. Early adoption of the new rules is not allowed. The Company does not expect the application of SFAS No. 140 to be material to its financial position or results of operations.

Forward-Looking Information

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this report, the Company's annual report on Form 10-K or made by management of the Company, involve risks and uncertainties and are subject to change based on various important factors. The following factors, among others, could affect the Company's financial performance and could cause actual results for 2001 and beyond to differ materially from those expressed or implied in any such forward-looking statements: economic and weather conditions in the regions in which the Company's stores are located and their effect on the buying patterns of the Company's customers, changes in consumer spending patterns and debt levels, trends in personal bankruptcies and the impact of competitive market factors.

Independent Auditors' Report

To the Stockholders and Board of Directors of Dillard's, Inc.
Little Rock, Arkansas

We have audited the accompanying consolidated balance sheets of Dillard's, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted within the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Dillard's, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for merchandise inventories under the retail inventory method in 2000.

Deloitte & Touche LLP

Deloitte & Touche LLP
New York, New York
March 21, 2001

Consolidated Balance Sheets

(amounts in thousands, except share data)	February 3, 2001	January 29, 2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 193,980	$ 198,721
Accounts receivable (net of allowance for doubtful accounts of $32,240 and $32,533)	979,241	1,104,925
Merchandise inventories	1,616,186	2,047,830
Other current assets	53,541	72,249
Total current assets	2,842,948	3,423,725
Property and Equipment:		
Land and land improvements	116,911	125,345
Buildings and leasehold improvements	2,630,678	2,605,381
Furniture, fixtures and equipment	2,169,758	2,149,730
Buildings under construction	48,430	30,440
Buildings under capital leases	50,123	50,123
Less accumulated depreciation and amortization	(1,507,569)	(1,341,828)
	3,508,331	3,619,191
Goodwill, net	585,149	610,180
Other Assets	262,881	265,108
Total Assets	$ 7,199,309	$ 7,918,204
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Trade accounts payable and accrued expenses	$ 647,843	$ 667,626
Current portion of long-term debt	208,918	108,049
Current portion of capital lease obligations	2,363	2,515
Federal and state income taxes	17,573	32,404
Total current liabilities	876,697	810,594
Long-term Debt	2,374,124	2,894,616
Capital Lease Obligations	22,453	24,659
Other Liabilities	125,988	121,455
Deferred Income Taxes	638,648	702,467
Operating Leases and Commitments		
Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures	531,579	531,579
Stockholders' Equity:		
Common stock, Class A – 111,585,885 and 111,469,610 shares issued; 80,989,071 and 94,767,310 shares outstanding	1,116	1,115
Common stock, Class B (convertible) – 4,010,929 shares issued and outstanding	40	40
Additional paid-in capital	696,879	695,507
Retained earnings	2,558,933	2,579,567
Less treasury stock, at cost, Class A – 30,596,814 and 16,702,300 shares	(627,148)	(443,395)
Total stockholders' equity	2,629,820	2,832,834
Total Liabilities and Stockholders' Equity	$ 7,199,309	$ 7,918,204

See notes to consolidated financial statements.

Consolidated Statements of Operations

(amounts in thousands, except per share data)	February 3, 2001	Years Ended January 29, 2000	January 30, 1999
Net Sales	$8,566,560	$8,676,711	$7,762,778
Service Charges, Interest and Other Income	251,225	244,526	214,983
	8,817,785	8,921,237	7,977,761
Costs and Expenses:			
Cost of sales	5,802,147	5,762,431	5,184,132
Advertising, selling, administrative and general expenses	2,219,818	2,200,697	2,070,212
Depreciation and amortization	303,198	292,668	239,671
Rentals	76,043	75,218	67,982
Interest and debt expense	224,323	236,566	196,680
Asset impairment and store closing charges	51,396	69,708	–
Total costs and expenses	8,676,925	8,637,288	7,758,677
Income Before Income Taxes	140,860	283,949	219,084
Income Taxes	44,030	120,220	83,825
Income before extraordinary item and accounting change	96,830	163,729	135,259
Extraordinary gain, net of income tax expense of $15,363	27,311	–	–
Cumulative effect of accounting change, net of income tax benefit of $73,120	(129,991)	–	–
Net Income (loss)	$ (5,850)	$ 163,729	$ 135,259
Basic and Diluted Earnings Per Common Share:			
Income before extraordinary item and accounting change	$ 1.06	$ 1.55	$ 1.26
Extraordinary gain	.30	–	–
Cumulative effect of accounting change	(1.42)	–	–
Net Income (loss)	$ (.06)	$ 1.55	$ 1.26

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(amounts in thousands, except share and per share data)

	Preferred Stock	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, January 31, 1998	$ 440	$ 1,103	$40	$657,137	$2,314,709	$(165,491)	$2,807,938
Issuance of 714,785 shares under stock option, employee savings and stock bonus plans	–	7	–	25,176	–	–	25,183
Purchase of treasury stock	–	–	–	–	–	(109,683)	(109,683)
Net income	–	–	–	–	135,259	–	135,259
Cash dividends declared:							
Preferred stock, $5 per share	–	–	–	–	(22)	–	(22)
Common stock, $.16 per share	–	–	–	–	(17,153)	–	(17,153)
Balance, January 30, 1999	$ 440	$1,110	$40	$682,313	$2,432,793	$ (275,174)	$2,841,522
Issuance of 503,191 shares under stock option, employee savings and stock bonus plans	–	5	–	13,194	–	–	13,199
Purchase of treasury stock	–	–	–	–	–	(168,221)	(168,221)
Retirement of preferred stock	(440)	–	–	–	–	–	(440)
Net income	–	–	–	–	163,729	–	163,729
Cash dividends declared:							
Preferred stock, $5 per share	–	–	–	–	(8)	–	(8)
Common stock, $.16 per share	–	–	–	–	(16,947)	–	(16,947)
Balance, January 29, 2000	$ –	$1,115	$40	$695,507	$2,579,567	$(443,395)	$2,832,834
Issuance of 116,275 shares under stock option, employee savings and stock bonus plans	–	1	–	1,372	–	–	1,373
Purchase of treasury stock	–	–	–	–	–	(183,753)	(183,753)
Net loss	–	–	–	–	(5,850)	–	(5,850)
Cash dividends declared:							
Common stock, $.16 per share	–	–	–	–	(14,784)	–	(14,784)
Balance, February 3, 2001	$ –	$1,116	$40	$696,879	$2,558,933	$ (627,148)	$2,629,820

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(amounts in thousands)	Years Ended		
	February 3, 2001	January 29, 2000	January 30, 1999
Operating Activities:			
Net income (loss)	$ (5,850)	$ 163,729	$ 135,259
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	306,096	295,874	241,914
Extraordinary gain on extinguishment of debt	(27,311)	–	–
Deferred income taxes	(6,325)	(13,091)	(118,553)
Impairment charges	51,396	69,708	–
Gain on sale of property and equipment	(7,750)	–	–
Provision for loan losses	24,994	39,078	32,598
Cumulative effect of accounting change, net of taxes	129,991	–	–
Changes in operating assets and liabilities:			
Decrease in accounts receivable	100,690	48,569	77,505
Decrease in merchandise inventories	228,533	109,180	87,848
Increase (decrease) in other current assets	18,708	(43,983)	(11,237)
Decrease in other assets	28,540	109,549	30,743
(Decrease) increase in trade accounts payable and accrued expenses, other liabilities and income taxes	(44,456)	(66,349)	166,633
Net cash provided by operating activities	797,256	712,264	642,710
Investing Activities:			
Purchase of property and equipment	(225,525)	(247,085)	(248,485)
Acquisition, net of cash acquired and assets held for sale	–	–	(2,189,815)
Net cash used in investing activities	(225,525)	(247,085)	(2,438,300)
Financing Activities:			
Principal payments on long-term debt and capital lease obligations	(379,308)	(166,442)	(134,442)
Cash dividends paid	(14,784)	(16,955)	(17,343)
Proceeds from issuance of common stock	1,373	13,199	25,183
Purchase of treasury stock	(183,753)	(168,221)	(109,683)
Retirement of preferred stock	–	(440)	–
Net decrease in commercial paper	–	–	(419,136)
Proceeds from accounts receivable securitization	–	–	300,000
Proceeds from long-term borrowings	–	–	1,650,000
Proceeds from Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures	–	–	531,579
Net cash (used in) provided by financing activities	(576,472)	(338,859)	1,826,158
(Decrease) increase in Cash and Cash Equivalents	(4,741)	126,320	30,568
Cash and Cash Equivalents, Beginning of Year	198,721	72,401	41,833
Cash and Cash Equivalents, End of Year	$ 193,980	$ 198,721	$ 72,401

See notes to consolidated financial statements.

1.
Description of Business and Summary of Significant Accounting Policies

Description of Business – Dillard's, Inc. (the "Company") operates retail department stores located primarily in the Southeastern, Southwestern and Midwestern areas of the United States. The Company's fiscal year ends on the Saturday nearest January 31 of each year. Fiscal years 2000, 1999 and 1998 ended on February 3, 2001, January 29, 2000 and January 30, 1999, respectively. Fiscal year 2000 included 53 weeks and fiscal years 1999 and 1998 included 52 weeks.

Consolidation – The accompanying consolidated financial statements include the accounts of Dillard's, Inc. and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Investments in and advances to joint ventures in which the Company has a 50% ownership interest are accounted for by the equity method.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable – Customer accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. The Company's current credit processing system charges off an account automatically when a customer's account becomes six payments delinquent. Finance charge revenue is recorded until an account is charged off, at which time uncollected finance charge revenue is recorded as a reduction of credit revenues.

The Company utilizes credit card securitizations as part of its overall funding strategy. Under generally accepted accounting principles, if the securitization structure meets the requirements of Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfer and Servicing of Financial Assets and Liabilities," these are accounted for as sales of receivables (see Note 15).

Significant Group Concentrations of Credit Risk – The Company grants credit to customers throughout North America. The four states and the respective receivable balance in which the Company had the largest amount of managed credit card receivables were as follows:

(in thousands of dollars)	2000	Percent of Receivable Balance	1999	Percent of Receivable Balance
Texas	$353,423	26.6%	$387,771	26.6%
Florida	137,772	10.4	147,608	10.1
Louisiana	98,120	7.4	109,437	7.5
Ohio	78,559	5.9	83,108	5.7

Merchandise Inventories – The retail last-in, first-out ("LIFO") inventory method is used to value merchandise inventories. At February 3, 2001 and January 29, 2000, the LIFO cost of merchandise was approximately equal to the first-in, first-out ("FIFO") cost of merchandise.

Effective January 30, 2000, the Company changed its method of accounting for inventories under the retail inventory method. The change principally relates to the Company's accounting for vendor markdown allowances, from recording these allowances directly as a reduction of cost of sales to recording such allowances as a reduction of inventoriable product cost. Historically, the vendor/retailer arrangement provided for the Company to receive allowances from vendors when gross margin rates fell below stipulated levels. During fiscal 2000, the Company and certain vendors revised the vendor/retailer arrangement whereby the vendors are providing up-front allowances in the form of a fixed percentage discount off of purchases. The Company views the changes in the vendor arrangements as a new purchasing model that will enhance its merchandising decisions. Since the vendor allowances are directly related to purchases, the Company accounts for such fixed discount arrangements as a reduction of inventoriable product cost. As the Company moves toward the new purchasing model, it plans to continue to negotiate up-front discounts with its vendors. As such, the Company is no longer viewing vendor markdown allowances as direct reductions of markdowns, but rather as overall vendor discounts on inventory purchases, along with the up-front product discounts noted above. Accordingly, the Company has changed its accounting method for markdown allowances to record such allowances as a reduction of inventoriable product cost. In addition, and as a result of this change, the Company has also changed its method of accounting for certain retail price adjustments, from recording such price adjustments as a reduction of initial mark-up to recording them as markdowns under the retail inventory method. The Company believes that its change in accounting method will result in improved merchandising and buying decisions. The cumulative effect of the accounting change as of January 30, 2000 was to decrease net income for fiscal year 2000 by $130 million, net of tax, or $1.42 per share. The effect of adopting the new method was to increase both income before extraordinary item and net income for fiscal 2000 in the amount of $30 million ($.33 per share).

Property and Equipment –

Property and equipment owned by the Company is stated at cost, which includes related interest costs incurred during periods of construction, less accumulated depreciation and amortization. Capitalized interest was $4.7 million, $5.2 million and $3.1 million in fiscal 2000, 1999 and 1998, respectively. For tax reporting purposes, accelerated depreciation or cost recovery methods are used and the related deferred income taxes are included in non-current deferred income taxes in the consolidated balance sheets. For financial reporting purposes, depreciation is computed by the straight-line method over estimated useful lives:

Buildings and leasehold improvements	20 - 40 years
Furniture, fixtures and equipment	3 - 10 years

Properties leased by the Company under lease agreements which are determined to be capital leases are stated at an amount equal to the present value of the minimum lease payments during the lease term, less accumulated amortization. The properties under capital leases and leasehold improvements under operating leases are amortized on the straight-line method over the shorter of their useful lives or the related lease terms. The provision for amortization of leased properties is included in depreciation and amortization expense.

Included in property and equipment are assets held for sale in the amount of $15 million. During fiscal 2000, the Company realized a gain on the sale of property and equipment of $7.8 million.

Goodwill –

Goodwill, which represents the cost in excess of fair value of net assets acquired, is amortized on the straight-line basis over 40 years. Accumulated goodwill amortization was $40.0 million and $24.1 million at February 3, 2001 and January 29, 2000, respectively. The Company follows SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets and reduces their carrying value by the excess, if any, of the results of such calculation. Management believes at this time that carrying value and useful lives continue to be appropriate, after adjusting for the impairment charge recorded in 2000, as disclosed in Note 13.

Revenue Recognition –

The Company recognizes revenue at the "point of sale." Finance charge revenue earned on customer accounts, serviced by the Company under its private-label credit card program, is recognized in the period in which it is earned. Allowance for sales returns is recorded as a component of net sales in the period in which the related sales are recorded.

Advertising –

Advertising and promotional costs, which include newspaper, television, radio and other media advertising, are expensed as incurred and were $246 million, $243 million and $220 million for fiscal years 2000, 1999 and 1998, respectively.

Income Taxes –

In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at year-end.

Shipping and Handling –

Emerging Issues Task Force ("EITF") Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," requires that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, should be classified as revenue. As required, the Company adopted this EITF in the fourth quarter of fiscal 2000 and has reclassified shipping and handling reimbursements to Other Income for all periods. The Company recorded shipping and handling costs in Advertising, Selling, General and Administrative Expenses for all periods presented. The amount of shipping and handling reimbursements reclassified was $7.4 million, $5.9 million and $5.3 million for fiscal 2000, 1999 and 1998, respectively.

Comprehensive Income – In February 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," which is required for fiscal years beginning after December 15, 1997. Comprehensive income is equivalent to the Company's net income for fiscal years 2000, 1999 and 1998.

Segment Reporting – In February 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and establishes standards for reporting information about a company's operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company operates in a single operating segment — the operation of retail department stores. Revenues from external customers are derived from merchandise sales and service charges and interest on the Company's private-label credit card. The Company's merchandise sales mix by product category for the last three years was as follows:

Product Categories	2000	1999	1998
Cosmetics	13.3%	12.9%	12.7%
Women's and Juniors' Clothing	30.6	30.9	30.9
Children's Clothing	6.7	6.6	6.6
Men's Clothing and Accessories	19.5	19.4	19.8
Shoes, Accessories and Lingerie	20.0	20.0	19.9
Home	9.2	9.3	9.6
Leased and Others	.7	.9	.5
Total Merchandise Sales	100.0%	100.0%	100.0%

The Company does not rely on any major customers as a source of revenue.

New Accounting Pronouncements – In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. In June 2000, SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133" was issued. SFAS 133 and SFAS 138 address the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Company is required to adopt SFAS 133 and SFAS 138 in the first quarter of 2001. The Company anticipates that the adoption of SFAS 133 and SFAS 138 as of February 4, 2001 will not have a material effect on its financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140, which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides accounting and reporting standards for securitizations and other transfers of assets. The Standard is based on the application of a financial components approach that focuses on control, and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Standard requires disclosure of information about securitized assets, including principal outstanding of securitized and other managed assets, accounting policies, key assumptions related to the determination of the fair value of retained interests, delinquencies and credit losses. These disclosures are included in Note 15. The accounting requirements of the Standard are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and must be applied prospectively. Early adoption of the new rules is not allowed. The Company does not expect the application of SFAS No. 140 to be material to its financial position or results of operations.

Reclassifications – Certain reclassifications have been made to prior-year financial statements to conform with fiscal 2000 presentations.

2.
Acquisition

The Company completed its acquisition (the "Acquisition") of Mercantile Stores Company, Inc. ("Mercantile") on August 13, 1998 for a cash purchase price of approximately $3 billion. Mercantile was a conventional department store retailer engaged in the general merchandising business, operating 106 department and home fashion stores under 13 different names in a total of 17 states. The Acquisition was accounted for under the purchase method and, accordingly, Mercantile's results of operations have been included in the Company's results of operations since August 13, 1998. The purchase price has been allocated to Mercantile's assets and liabilities based on their estimated fair values as of that date. Excess cost over fair value of net assets was allocated to goodwill. In connection with the Acquisition, the Company sold and exchanged, respectively, 26 acquired stores and seven acquired stores to other retailers, with the Company receiving nine stores as a result of the exchange agreement. The results of operations of the sold or exchanged stores are included in the accompanying consolidated financial statements from the date of acquisition to the date of sale or exchange.

On a pro forma basis, if the Acquisition and related financing transactions had occurred at the beginning of fiscal 1998, the Company would have realized net sales of $8.9 billion, net income of $111 million, basic earnings per share of $1.04 per share and fully diluted earnings per share of $1.03 per share for the year ended January 30, 1999.

3.
Revolving Credit Agreement

At February 3, 2001 and January 29, 2000, there were no commercial paper borrowings outstanding. The average amount of commercial paper outstanding during fiscal 2000 was $14 million, at a weighted average interest rate of 6.63%. The average amount of commercial paper outstanding during fiscal 1999 was $31 million, at a weighted average interest rate of 5.35%.

At February 3, 2001, the Company and a subsidiary, Dillard Investment Co., Inc. ("DIC"), maintained revolving line of credit agreements with various banks aggregating $750 million. The line of credit agreements require that consolidated stockholders' equity be maintained at no less than $1 billion. These agreements expire on May 9, 2002 and cannot be withdrawn except in the case of defaults by the Company or DIC. The Company pays an annual commitment fee of .10% of the committed amount to the banks. Interest may be fixed for periods from one to six months at the election of the Company or DIC. Interest is payable at the lead bank's certificate of deposit rate, alternative base rate or Eurodollar rate. There were no funds borrowed under the revolving line of credit agreements during fiscal years 1998 through 2000.

4.
Long-term Debt

Long-term debt consists of the following:

(in thousands of dollars)	February 3, 2001	January 29, 2000
Unsecured notes at rates ranging from 5.79% to 9.5%, due 2001 through 2028	$2,538,609	$2,850,000
Unsecured 9.25% note of DIC due 2001	–	100,000
Mortgage notes, payable monthly or quarterly (some with balloon payments) over periods up to 31 years from inception and bearing interest at rates ranging from 9.25% to 13.25%	44,433	52,665
	2,583,042	3,002,665
Current portion	(208,918)	(108,049)
	$2,374,124	$2,894,616

Building, land, land improvements and equipment with a carrying value of $95.0 million at February 3, 2001 are pledged as collateral on the mortgage notes. Maturities of long-term debt over the next five years are $209 million, $110 million, $155 million, $199 million and $103 million, respectively. The Company has guaranteed the borrowings of a 50% owned joint venture. At February 3, 2001, the joint venture has $167 million of borrowings outstanding under its credit facility, which were secured by certain shopping center assets and leases.

Outstanding letters of credit aggregated $95.7 million at February 3, 2001.

Interest and debt expense consists of the following:

(in thousands of dollars)	Fiscal 2000	Fiscal 1999	Fiscal 1998
Long-term debt:			
Interest	$216,281	$ 227,747	$ 187,571
Amortization of debt expense	4,361	4,152	2,243
	220,642	231,899	189,814
Interest on capital lease obligations	2,772	2,994	2,159
Commercial paper interest	909	1,673	4,707
	$224,323	$236,566	$196,680

Interest paid during fiscal 2000, 1999 and 1998 was approximately $302.5 million, $287.9 million and $149.3 million, respectively.

5.
Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses consist of the following:

(in thousands of dollars)	February 3, 2001	January 29, 2000
Trade accounts payable	$398,984	$351,702
Accrued expenses:		
Taxes, other than income	78,188	67,746
Salaries, wages, and employee benefits	50,202	56,949
Interest	30,852	91,241
Rent	17,406	17,153
Other	72,211	82,835
	$ 647,843	$ 667,626

6.
Income Taxes

The provision for federal and state income taxes is summarized as follows:

(in thousands of dollars)	Fiscal 2000	Fiscal 1999	Fiscal 1998
Current:			
Federal	$48,203	$ 122,225	$ 185,548
State	2,152	11,086	16,830
	50,355	133,311	202,378
Deferred:			
Federal	(5,459)	(12,760)	(108,657)
State	(866)	(331)	(9,896)
	(6,325)	(13,091)	(118,553)
	$44,030	$ 120,220	$ 83,825

A reconciliation between the Company's income tax provision and income taxes using the federal statutory income tax rate is presented below:

(in thousands of dollars)	Fiscal 2000	Fiscal 1999	Fiscal 1998
Income tax at the statutory federal rate	$ 49,301	$ 99,382	$76,679
State income taxes, net of federal benefit	1,612	6,626	4,474
Non-deductible goodwill amortization	8,761	17,178	2,616
Impact of reduced effective income tax rate on deferred taxes	(15,693)	–	–
Other	49	(2,966)	56
	$ 44,030	$120,220	$83,825

In connection with the gain on the early extinguishments of debt and the loss on the cumulative effect of an accounting change, the Company realized income tax expense of $15.4 million and income tax benefit of $73.1 million, respectively, in 2000. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's actual federal and state income tax rate (exclusive of the effect of non-deductible goodwill amortization) was reduced from 37% in fiscal 1999 to 36% in fiscal 2000, as a result of lower effective combined income tax rates. The effect of these reduced rates on the Company's deferred income taxes was to reduce the income tax provision by $16 million

for fiscal 2000. Significant components of the Company's deferred tax assets and liabilities as of February 3, 2001 and January 29, 2000 are as follows:

(in thousands of dollars)	February 3, 2001	January 29, 2000
Property and equipment bases and depreciation differences	$651,941	$528,087
State income taxes	24,026	54,055
Pension asset differences	10,153	49,641
Joint venture basis differences	37,672	39,834
Differences between book and tax basis of inventory	(18,794)	39,555
Other	5,180	27,318
Total deferred tax liabilities	710,178	738,490
Accruals not currently deductible	(69,090)	(33,027)
State income taxes	(2,440)	(2,996)
Total deferred tax assets	(71,530)	(36,023)
Net deferred tax liabilities	$638,648	$702,467

Income taxes paid during fiscal 2000, 1999 and 1998 were approximately $40.5 million, $46.3 million and $229.9 million, respectively.

7.
Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures

Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures are comprised of $200 million liquidation amount of 7.5% Capital Securities, due August 1, 2038 (the "Capital Securities") representing beneficial ownership interest in the assets of Dillard's Capital Trust I, a wholly owned subsidiary of the Company, and $331.6 million liquidation amount of LIBOR plus 1.56% Preferred Securities, due January 29, 2009 (the "Preferred Securities") by Horatio Finance V.O.F., a wholly owned subsidiary of the Company.

Holders of the Capital Securities are entitled to receive cumulative cash distributions, payable quarterly, at the annual rate of 7.5% of the liquidation amount of $25 per Capital Security. The subordinated debentures are the sole assets of the Trust and the Capital Securities are subject to mandatory redemption upon repayment of the subordinated debentures. Holders of the Preferred Securities are entitled to receive quarterly dividends at LIBOR plus 1.56%. The Preferred Securities are subject to mandatory redemption upon repayment of the debentures. The Company's obligations under the debentures and related agreements, taken together, provide a full and unconditional guarantee of payments due on the Capital and Preferred Securities.

8.
Benefit Plans

The Company has a retirement plan with a 401(k) salary deferral feature for eligible employees. Under the terms of the plan, employees may contribute up to 5% of gross earnings which will be matched 100% by the Company. The contributions are used to purchase Class A Common Stock of the Company for the account of the employee. The terms of the plan provide a five-year cliff-vesting schedule for the Company contribution to the plan. The costs to the Company for the 401(k) plan were $19 million, $19 million and $16 million for fiscal 2000, 1999 and 1998, respectively.

Prior to its acquisition by the Company, Mercantile maintained formal, qualified and non-qualified, non-contributory, defined benefit pension plans (the "Plans"). In fiscal 1998, the Company froze all benefits accreting to employees covered by the Plans, and applied to the applicable governmental authorities to distribute the benefits owed to each participant, in the form of lump-sum payments or nonparticipating annuity contracts, at the participant's election. In connection with the Acquisition, the Company recognized as prepaid pension costs all remaining unrecognized plan assets in excess of the actuarial present value of the benefit obligations. During fiscal 1999, the Company distributed all benefits to Plan participants in the form of lump-sum payments or nonparticipating annuity contracts and at March 7, 2000 no benefit obligation was outstanding.

9.
Stockholders' Equity

Capital stock is comprised of the following:

Type	Par Value	Shares Authorized
Preferred (5% cumulative)	$100	5,000
Additional preferred	$.01	10,000,000
Class A, common	$.01	289,000,000
Class B, common	$.01	11,000,000

Holders of Class A are empowered as a class to elect one-third of the members of the Board of Directors and the holders of Class B are empowered as a class to elect two-thirds of the members of the Board of Directors. Shares of Class B are convertible at the option of any holder thereof into shares of Class A at the rate of one share of Class B for one share of Class A.

10.
Earnings per Share

In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share has been computed based upon the weighted average of Class A and Class B common shares outstanding, after deducting preferred dividend requirements. Diluted earnings per share gives effect to outstanding stock options.

Earnings per common share have been computed as follows:

(dollar amounts in thousands, except per share)	Fiscal 2000 Basic	Fiscal 2000 Diluted	Fiscal 1999 Basic	Fiscal 1999 Diluted	Fiscal 1998 Basic	Fiscal 1998 Diluted
Earnings before extraordinary item and accounting change	$ 96,830	$ 96,830	$163,729	$163,729	$135,259	$135,259
Extraordinary gain	27,311	27,311	–	–	–	–
Cumulative effect of accounting change	(129,991)	(129,991)	–	–	–	–
Net income (loss)	(5,850)	(5,850)	163,729	163,729	135,259	135,259
Preferred stock dividends	–	–	(8)	(8)	(22)	(22)
Net earnings (loss) available for per-share calculation	$ (5,850)	$ (5,850)	$163,721	$163,721	$135,237	$135,237
Average shares of common stock outstanding	91,171	91,171	105,465	105,465	107,182	107,182
Stock options	–	28	–	153	–	454
Total average equivalent shares	91,171	91,199	105,465	105,618	107,182	107,636
Per Share of Common Stock:						
Earnings before extraordinary item and accounting change	$ 1.06	$ 1.06	$ 1.55	$ 1.55	$ 1.26	$ 1.26
Extraordinary gain	0.30	0.30	–	–	–	–
Cumulative effect of accounting change	(1.42)	(1.42)	–	–	–	–
Net income (loss)	$ (0.06)	$ (0.06)	$ 1.55	$ 1.55	$ 1.26	$ 1.26

Options to purchase 9,465,383, 7,988,849 and 5,448,443 shares of Class A Common Stock at prices ranging from $18.125 to $ 40.22 per share were outstanding in fiscal 2000, 1999 and 1998, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options exceeds the average market price and would have been antidilutive.

11.
Stock Options

The Company's 2000 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 8,000,000 shares of Class A Common Stock to certain key employees of the Company. Exercise and vesting terms for options granted under this plan are determined at each grant date. All options were granted at not less than fair market value at dates of grant. At the end of fiscal 2000, 5,846,000 shares were available for grant under the plan and 8,000,000 shares of Class A Common Stock were reserved for issuance under the 2000 stock option plan.

The Company's 1998 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 6,000,000 shares of Class A Common Stock to certain key employees of the Company. Exercise and vesting terms for options granted under this plan are determined at each grant date. All options were granted at not less than fair market value at dates of grant. At the end of fiscal 2000, 414,395 shares were available for grant under the plan and 5,835,151 shares of Class A Common Stock were reserved for issuance under the 1998 stock option plan.

The Company's 1990 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 12,000,000 shares of Class A Common Stock to certain key employees of the Company. Exercise and vesting terms for options granted under this plan are determined at each grant date. All options were granted at not less than fair market value at dates of grant. At the end of fiscal 2000, 2,731,385 shares were available for grant under the plan and 6,426,890 shares of Class A Common Stock were reserved for issuance under the 1990 stock option plan.

Stock option transactions are summarized as follows:

	Fiscal 2000		Fiscal 1999		Fiscal 1998	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	10,093,594	$28.86	7,379,796	$33.83	6,549,340	$33.25
Granted	2,173,925	10.44	4,199,675	20.89	2,155,880	37.24
Exercised	–	–	(956,537)	29.51	(931,687)	35.63
Forfeited	(997,258)	28.77	(529,340)	32.37	(393,737)	33.73
Outstanding, end of year	11,270,261	$25.30	10,093,594	$28.86	7,379,796	$33.83
Options exercisable at year-end	7,174,551	$28.12	5,883,699	$29.77	4,508,051	$34.09
Weighted-average fair value of options granted during the year	$ 3.01		$ 5.94		$ 8.80	

The following table summarizes information about stock options outstanding at February 3, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life (Yrs.)	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$10.44 - $29.75	7,190,506	4.31	$18.87	3,679,901	$20.04
$32.25 - $40.22	4,079,755	2.51	36.63	3,494,650	36.63
	11,270,261	3.66	$25.30	7,174,551	$28.12

SFAS No. 123, "Accounting for Stock Based Compensation," permits compensation expense to be measured based on the fair value of the equity instrument awarded. In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," no compensation cost has been recognized in the consolidated statements of operations for the Company's stock option plans. If compensation cost for the Company's stock option plans had been determined in accordance with the fair value method prescribed by SFAS No. 123, the Company's income before extraordinary item and accounting change would have been $89 million, $151 million and $125 million for 2000, 1999 and 1998, respectively. Diluted earnings per share before extraordinary item and accounting change would have been $0.98, $1.43 and $1.16 for 2000, 1999 and 1998, respectively. Basic earnings per share before extraordinary item and accounting change would have been $0.98, $1.43 and $1.16 for 2000, 1999 and 1998, respectively.

The fair value of each option grant is estimated on the date of each grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999, and 1998, respectively: risk free interest rate 4.47%, 6.29% and 5.38%; expected life 3.3 years, 3.1 years and 3.1 years; expected volatility of 38.7%, 33.7% and 25.6%; dividend yield 1.53%, .79% and .44%. The fair values generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.

12.
Leases and Commitments

Rental expense consists of the following:

(in thousands of dollars)	Fiscal 2000	Fiscal 1999	Fiscal 1998
Operating leases:			
Buildings:			
Minimum rentals	$ 47,711	$49,589	$41,758
Contingent rentals	10,959	10,527	13,043
Equipment	16,419	13,438	11,545
	75,089	73,554	66,346
Contingent rentals on capital leases	954	1,664	1,636
	$76,043	$75,218	$67,982

Contingent rentals on certain leases are based on a percentage of annual sales in excess of specified amounts. Other contingent rentals are based entirely on a percentage of sales.

The future minimum rental commitments as of February 3, 2001 for all noncancelable leases for buildings and equipment are as follows:

(in thousands of dollars) Fiscal Year	Operating Leases	Capital Leases
2001	$ 65,163	$ 4,676
2002	54,948	4,282
2003	48,686	3,991
2004	43,908	3,622
2005	40,542	3,339
After 2005	238,799	27,404
Total minimum lease payments	$492,046	47,314
Less amount representing interest		(22,498)
Present value of net minimum lease payments (of which $2,363 is currently payable)		$ 24,816

Renewal options from three to 25 years exist on the majority of leased properties. At February 3, 2001, the Company is committed to incur costs of approximately $119 million to acquire, complete and furnish certain stores.

Various legal proceedings, in the form of lawsuits and claims which occur in the normal course of business, are pending against the Company and its subsidiaries. In the opinion of management, disposition of these matters is not expected to materially affect the Company's financial position, cash flows or results of operations.

13.
Asset Impairment and Store Closing Charges

During the fourth quarter of 2000, the Company recorded a pre-tax charge of $51 million for asset impairment and store closing costs. The charge includes a write-down to fair value for certain under-performing properties in the amount of $37 million, and exit costs to close four such properties in the amount of $14 million. The Company does not expect to incur significant additional exit costs upon the closing of these properties in fiscal 2001. During fiscal 1999, the Company recorded a pre-tax asset impairment charge of $70 million related to the write-down to fair value of eight under-performing properties, all of which were closed during fiscal 2000.

14.
Fair Value Disclosures

The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

The fair value of trade accounts receivable is determined by discounting the estimated future cash flows at current market rates, after consideration of credit risks and servicing costs using historical rates. The fair value of the Company's long-term debt and Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures is based on market prices or dealer quotes (for publicly traded unsecured notes) and on discounted future cash flows using current interest rates for financial instruments with similar characteristics and maturity (for bank notes and mortgage notes).

The fair value of the Company's cash and cash equivalents and trade accounts receivable approximates their carrying values at February 3, 2001 and January 29, 2000 due to the short-term maturities of these instruments. The fair value of the Company's long-term debt at February 3, 2001 and January 29, 2000 was $2.30 billion and $2.82 billion, respectively. The carrying value of the Company's long-term debt at February 3, 2001 and January 29, 2000 was $2.58 billion and $3.00 billion, respectively. The fair value of the Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures at February 3, 2001 and January 29, 2000 was $463 million and $469 million, respectively. The carrying value of the Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures at February 3, 2001 and January 29, 2000 was $532 million.

15.
Securitizations of Assets

The Company utilizes credit card securitizations as a part of its overall funding strategy. Under generally accepted accounting principles, if the structure of the securitization meets certain requirements, these transactions are accounted for as sales of receivables. As part of its credit card securitizations, the Company transfers credit card receivable balances to a Master Trust ("Trust") in exchange for certificates representing undivided interests in such receivables. In January 1999, a Class A certificate with a market value of $300 million was sold to a third

party. The Company owns the remaining undivided interest in the trust not represented by the Class A certificate, which is classified in accounts receivable. The undivided interest in the trust represents securities that the Company intends to hold to maturity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Due to the short-term revolving nature of the credit card portfolio, the carrying value of the Company's undivided interest in the trust approximates fair value.

The Trust securitizes balances by issuing certificates representing undivided interests in the Trust's receivables to outside investors. In each securitization transaction, the Company retains certain subordinated interests that serve as a credit enhancement to outside investors and expose the Company's Trust assets to possible credit losses on receivables sold to outside investors. The investors and the Trust have no recourse against the Company beyond Trust assets. In order to maintain the committed level of securitized assets, the Company reinvests cash collections on securitized accounts in additional balances.

Due to the qualified status of the Trust, the issuance of certificates to outside investors is considered a sale for which the Company recognizes a gain and an asset representing the Company's rights to future cash flows arising after the investors in the Trust have received the return for which they contracted. The Company also receives annual servicing fees as compensation for servicing the outstanding balances. In connection with its securitization transactions, the Company recognized other income of $5 million during fiscal 2000.

The Company measures its net securitization gains using the present value of estimated future cash flows. The valuations technique requires the use of key economic assumptions about repayment rates, credit losses and interest rates. The following table shows the key economic assumptions used in measuring the securitization gains. The table also displays the sensitivity of the current fair values of residual cash flows to adverse changes in repayment, charge-off and discount rate assumption:

(in thousands of dollars)	
Repayment speed (monthly rate)	18.5%
Impact of 5% change	$ 67
Impact of 10% change	155
Expected credit losses (annual rate)	7.0%
Impact of 5% change	$ 83
Impact of 10% change	166
Discount rate	7.0%
Impact of 5% change	$ 28
Impact of 10% change	56

These sensitivities are hypothetical and are presented for illustrative purposes only. Changes in fair value based on a change in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The changes in assumptions presented in the above table were calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities.

The table below summarizes certain cash flows received from and paid to securitization trusts for the year ended February 3, 2001:

(in thousands of dollars)	
Proceeds from new securitization pool	$200,000
Proceeds from collections reinvested in previous credit card securitizations	499,962
Servicing fees received	5,520
Cash flows received on retained interests	20,884

The following table presents information about principal balances of managed and securitized credit card receivables as of and for the year ended February 3, 2001:

(in thousands of dollars)	
Receivables securitized, maturing in 2005	$300,000
Retained interest in transferred credit card receivables	$998,630
Other receivables owned	12,851
Allowance for doubtful accounts	(32,240)
Accounts receivable, net	$979,241
Net charge-offs of managed credit card receivables	$ 89,387
Delinquency rate on managed credit card receivables	6.4%

16.
Quarterly Results of Operations (unaudited)

During the fourth quarter of 2000, the Company changed its method of accounting for inventories under the retail inventory method. The cumulative effect of the accounting change as of January 30, 2000 was to decrease net income for fiscal year 2000 by $130 million, net of tax, or $1.42 per share. The Company has restated the first three quarters of 2000 in accordance with SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements" as follows:

	Fiscal 2000, Three Months Ended						
(in thousands, except per share data)	April 29		July 29		October 28		February 3
	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	
Net sales	$2,082,577	$2,082,577	$1,843,363	$1,843,363	$1,978,664	$1,978,664	$2,661,956
Gross profit	713,382	698,520	615,526	628,561	588,012	603,476	847,493
Income (loss) before extraordinary item and accounting change	55,421	46,205	1,362	9,446	(19,108)	(9,514)	59,155
Net income (loss)	(74,570)	46,205	5,753	13,837	(3,633)	5,961	66,600
Basic and diluted earnings per share:							
Income (loss) before extraordinary item and accounting change	.58	.48	.01	.10	(.21)	(.10)	.69
Net income (loss)	(.78)	.48	.06	.15	(.04)	.07	.78

	Fiscal 1999, Three Months Ended			
(in thousands, except per share data)	May 1	July 31	October 30	January 29
Net sales	$2,120,069	$1,889,790	$2,071,956	$2,594,896
Gross profit	727,351	666,297	691,428	829,204
Net income	66,945	36,206	34,788	25,790
Basic earnings per share	.63	.34	.33	.26
Diluted earnings per share	.63	.34	.33	.26

Corporate Organization

William Dillard, II, *Chief Executive Officer*
Mike Dillard, *Executive Vice President*
James I. Freeman, *Chief Financial Officer*
Alex Dillard, *President*
Drue Corbusier, *Executive Vice President*
Paul J. Schroeder, Jr., *General Counsel*

Vice Presidents

W.R. Appleby, II
H. Gene Baker
Donald A. Bogart
Tom Bolin
Michael Bowen
Joseph P. Brennan
Kent Burnett
Larry Cailteux
Les Chandler
James W. Cherry, Jr.
Neil Christensen
David M. Doub
Karl G. Ederer
Walter C. Grammer
Randal L. Hankins
Marva Harrell
John Hawkins
Gene D. Heil
William H. Hite
William L. Holder, Jr.
Dan W. Jensen
Mark Killingsworth
Gaston Lemoine
Denise Mahaffy
Robert G. McGushin
Paul E. McLynch
Michael S. McNiff
Jeff Menn
Anthony Menzie
Richard Moore
Cindy Myers-Ray
Steven K. Nelson
Steven T. Nicoll
Tom C. Patterson
Grizelda Reeder
Robin Sanderford
James Schatz
Linda Sholtis-Tucker
Terry Smith
Burt Squires
Alan Steinberg
Sandra Steinberg
James D. Stockman
Joseph W. Story
Ralph Stuart
Tom Sullivan
Julie A. Taylor
David Terry
Charles O. Unfried
Keith White
Ronald Wiggins
Kent Wiley
Richard B. Willey
Gary Wirth

Merchandising Division Management

Ft. Worth Division

Drue Corbusier
President

Jeff Menn
Vice President, Merchandising

Anthony Menzie
Vice President, Merchandising

Lloyd Tidmore
Director of Sales Promotion

Little Rock Division

Mike Dillard
President

David Terry
Vice President, Merchandising

Keith White
Vice President, Merchandising

Ken Eaton
Director of Sales Promotion

Phoenix Division

Kent Burnett
President

Tom Sullivan
Vice President, Merchandising

Julie A. Taylor
Vice President, Merchandising

Steven S. Dye
Director of Sales Promotion

St. Louis Division

Joseph P. Brennan
President

Mark Killingsworth
Vice President, Merchandising

Ronald Wiggins
Vice President, Merchandising

Mark Gastman
Director of Sales Promotion

Tampa Division

Robin Sanderford
President

Sandra Steinberg
Vice President, Merchandising

James D. Stockman
Vice President, Merchandising

Louise Platt
Director of Sales Promotion

Board of Directors

William Dillard
Chairman of the Board

Calvin N. Clyde, Jr.
Chairman of the Board
T.B. Butler Publishing Co., Inc.
Tyler, Texas

Robert C. Connor
Investments

Drue Corbusier
Executive Vice President
Dillard's, Inc.

Will D. Davis
Partner
Heath, Davis & McCalla, Attorneys
Austin, Texas

Alex Dillard
President
Dillard's, Inc.

Mike Dillard
Executive Vice President
Dillard's, Inc.

William Dillard, II
Chief Executive Officer
Dillard's, Inc.

James I. Freeman
Senior Vice President,
Chief Financial Officer
Dillard's, Inc.

John Paul Hammerschmidt
Retired Member of Congress
Harrison, Arkansas

John H. Johnson
President and Publisher
Johnson Publishing Company, Inc.
Chicago, Illinois

William H. Sutton
Managing Partner
Friday, Eldredge & Clark, Attorneys
Little Rock, Arkansas

Design: Falk Harrison Creative, St. Louis, Mo.

Corporate Profile

Dillard's, Inc. ranks among the nation's largest fashion apparel and home furnishings retailers with annual revenues exceeding $8.8 billion. The Company focuses on delivering maximum value to its shoppers, with fairly priced merchandise complemented by exceptional customer service. Dillard's stores offer a broad selection of merchandise, including merchandise sourced and marketed under Dillard's private-brand names.

The Company comprises 337 stores spanning 29 states, all operating with one name – Dillard's.

Annual Meeting

Saturday, May 19, 2001, at 9:30 a.m.
Auditorium, Dillard's Corporate Office
1600 Cantrell Road
Little Rock, Arkansas 72201

Financial and Other Information

Copies of financial documents and other company information such as Dillard's, Inc. reports on Form 10-K and 10-Q and other reports filed with the Securities and Exchange Commission are available by contacting:

Dillard's, Inc.
Investor Relations
1600 Cantrell Road
Little Rock, Arkansas 72201
501-376-5522
Monthly sales recording: 800-493-7952
E-mail: questions@dillards.com

Financial reports, press releases and other Company information are available on Dillard's, Inc.'s Web site:

www.dillards.com

Individuals or securities analysts with questions regarding Dillard's, Inc. may contact:

Julie J. Bull
Director of Investor Relations
1600 Cantrell Road
Little Rock, Arkansas 72201
Telephone: 501-376-5965
Fax: 501-376-5917

Transfer Agent and Registrar

Registered shareholders should address communications regarding address changes, lost certificates and other administrative matters to the Company's Transfer Agent and Registrar:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Telephone: 800-368-5948
E-mail: info@rtco.com
Web page: www.rtco.com

Please refer to Dillard's, Inc. on all correspondence and have available your name as printed on your stock certificate, your Social Security number, your address and phone number.

Corporate Headquarters

1600 Cantrell Road
Little Rock, Arkansas 72201

Mailing Address

Post Office Box 486
Little Rock, Arkansas 72203
Telephone: 501-376-5200
Telex: 910-722-7322
Fax: 501-376-5917

Listing

New York Stock Exchange, Ticker Symbol "DDS"

Stock Prices and Dividends by Quarter

| | 2000 | | 1999 | | Dividends per Share | |
	High	Low	High	Low	2000	1999
First	$19.94	$13.13	$29.38	$22.88	$0.04	$0.04
Second	15.50	12.23	37.44	27.44	0.04	0.04
Third	15.44	9.44	32.13	17.75	0.04	0.04
Fourth	15.84	10.19	20.94	17.94	0.04	0.04

Dillard's

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201
www.dillards.com